UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2022

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           ☒           Form 40-F           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

Westpac completes sale of life insurance business to TAL

Following the August 9, 2021 announcement of Westpac Banking Corporation’s (Westpac) intention to sell Westpac Life Insurance Services Limited to TAL Dai-ichi Life Australia Pty Limited (TAL), Westpac has today confirmed that it has completed the sale. The terms of the sale remain unchanged.

Westpac expects to report a total after tax loss on sale of approximately $1.37 billion1 of which $0.27 billion was incurred in the Group’s Financial Year 2021 results. In the Group’s Financial Year 2022 results, a loss of approximately $1.10 billion1 after tax will be classified as a notable item and primarily relates to the difference between the sale proceeds of $900 million and the carrying value of net assets in the business. The completion of the transaction adds approximately 17 bps1 to Westpac’s common equity Tier 1 capital ratio2.

In addition, Westpac will receive ongoing payments under an exclusive 20-year strategic alliance for the provision of life insurance products to Westpac’s Australian customers.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac completes sale of life insurance business to TAL

1 The financial impact is subject to the finalisation of completion adjustments and separation costs.

2 On a proforma 31 March 2022 basis.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2022 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	August 1, 2022	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney